Exhibit 12.1

ViroPharma Incorporated

Schedule of Ratio of Earnings to Fixed Charges

	2004	2003	2002	2001	2000
Net Loss from continuing operations	$(19,533,326)	(36,941,939)	(26,622,883)	(78,481,204)	(41,817,374)
Add:
Fixed charges	10,653,814	8,998,924	11,434,451	11,978,112	10,100,287

Earnings as adjusted	$(8,879,512)	(27,943,015)	(15,188,432)	(66,503,092)	(31,717,087)

Fixed Charges:

Interest (gross)	$8,950,190	7,825,658	10,248,483	10,800,693	9,102,914

Portion of rent representative of the interest factor	334,539	561,376	400,253	358,962	319,110

Amortization of debt issuance costs	1,369,085	611,890	785,715	818,457	678,263

Total fixed charges	$10,653,814	8,998,924	11,434,451	11,978,112	10,100,287

Deficiency of earnings to cover fixed charges	$19,533,326	36,941,939	26,622,883	78,481,204	41,817,374